Mail Stop 3720

May 18, 2006

Ann Effinger Meuleman
AT&T Inc.
175 East Houston
San Antonio, Texas 78205

> **Re:**   **AT&T Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 10, 2006**
> **File No. 333-132904**
>
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 1, 2006**
> **File No. 1-08610**

Dear Ms. Meuleman:

We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that the page number references below refer to the page numbers on the marked version you have provided to us.

General

1.   We note the recent news articles indicating that customer phone records may have been provided to the National Security Agency raising privacy concerns. We also note that AT&T and BellSouth have been named as defendants in at least two class action lawsuits filed in 2006 relating to this issue and that one suit is seeking $200 billion in fines. Revise to include appropriate disclosure of these events or tell us in your response letter why disclosure is not warranted.

Summary, page 1

Interests of BellSouth Executive Officers and Directors in the Merger, page 4

2.   We note the disclosure you added in response to prior comment 6, however, please also disclose the estimated value (using a recent stock price) of all non-cash benefits (vesting restricted stock, stock options and performance shares) Mr. Ackerman will be entitled to receive when he retires following the merger.

The Merger, page 27

Background of the Merger, page 27

3.   We note the disclosure added in response to prior comment 17, particularly the phrase "…in the case of the other potential transactions, BellSouth determined that remaining independent presented a more favorable alternative at that time." Revise further to discuss whether any specific potential transactions that were considered, and if so, why remaining independent presented a more favorable alternative at that time.

4.   We note the disclosure added in response to prior comment 19; however, it is still not clear that AT&T first offered the exchange ratio. Please clarify.

5.   Briefly describe the specific "benefit and employee related provisions of the merger agreement" that the parties discussed after the mutual confidentiality agreement was entered into on February 16, 2006 and before the merger agreement was executed. Please also briefly clarify why AT&T commenced a stock repurchase program "partially as a result of the share issuance in the merger."

Opinions of AT&T's Financial Advisors, page 35
Opinions of BellSouth's Financial Advisors, page 46

6.   Please note that we have not yet received the presentation made to the BellSouth board of directors on March 4, 2006 by Citigroup and Goldman Sachs. We also have not received a copy of the engagement letter of Goldman Sachs. We may have further comment after our review of these materials.

7.   We note your response to prior comment 27 that it is the companies' belief that the projections are not material to the decision of the BellSouth shareholders on whether to approve the merger or the decision of the AT&T shareholders to approve the issuance of the stock required to be issued in the merger. We also note your statement that "the companies exchanged projections after the exchange ratio had been agreed upon, and as a result the shareholders should not have a need to review those projections." You disclose on page 36, however, that Lehman Brothers reviewed and analyzed the projections of

BellSouth prepared by BellSouth's management in arriving at its opinion and this is similarly stated in Lehman Brothers' fairness opinion. Because these projections were reviewed and analyzed in the determination of the fairness of this transaction, shareholders should also have the opportunity to independently evaluate the importance of the companies' projections. Accordingly, please disclose these projections as requested in prior comment 27. You may include appropriate cautionary language along with your presentation of the projections in the registration statement.

<u>Unaudited Pro Forma Condensed Combined Financial Information . . ., page 97</u>
<u>Unaudited Pro Forma Condensed Combined Financial Information . . ., page 109</u>

8.   Please delete the Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2005. The Unaudited Pro Forma Condensed Combined Income Statements for the Year Ended December 31, 2005 and the Quarter Ended March 31, 2006 should be prepared as if the transaction took place on January 1, 2005. Please revise.

<u>Exhibit 8.2 – Draft Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP</u>

9.   We note assumption #6 in the opinion: "the merger is authorized by and will be effected pursuant to applicable state law." Counsel may not assume a conclusion of law in giving its tax opinion. Remove the assumption from the opinion or indicate that counsel is relying upon the opinion of Delaware counsel who can opine as to such conclusion.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant at (202) 3384 if you have questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Senior Staff Attorney, at (202) 551-3378 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Eric M. Krautheimer, Esq.
        Sullivan & Cromwell LLP
        (212) 558-3588 (fax)